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Brent M. Witgen, PhD · 2nd

Co-Founder and COO at Brazen Bio

San Diego, California, United States · Contact info

500+ connections

1 mutual connection: Jake Suggs

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Brazen Bio

University of Pennsylvania

Experience

Brazen Bio
3 mos

Co-Founder and COO
Full-time
May 2021 – Present · 3 mos
Los Angeles, California, United States

Senior Fellow
Jul 2021 – Present · 1 mo
Los Angeles Metropolitan Area

Brazen Bio Senior Fellows are subject matter experts, industry veterans and professionals with established track records of success across the biotech value chain. They serve as internal support for Brazen Bio (e.g., selection process of incoming founders) and generally support Brazen Fellows during and after the program on an as-needed basis. Above all, these are wonderful pe ...see more

Foundation Medicine
2 yrs 7 mos

Site Head and Director of Laboratory Operations, San Diego at Foundation Medicine
Full-time
Dec 2019 – Apr 2021 · 1 yr 5 mos
San Diego County, California, United States

National Director of Accessioning and Histology
Oct 2018 – Dec 2019 · 1 yr 3 mos
Greater Boston Area

Novo Nordisk
7 yrs 9 mos

Senior Director of Development Bioanalysis
Nov 2016 – Oct 2018 · 2 yrs
Copenhagen

Who we are and what we do!

Director of Pathology
Jun 2015 – Nov 2016 · 1 yr 6 mos
Copenhagen Area, Denmark

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Post-Doc
University of Copenhagen
Sep 2008 – Feb 2011 · 2 yrs 6 mos
Copenhagen Area, Denmark

Recommendation from Professor Martin Lauritzen:
It is my pleasure to give Brent a full recommendation. He was a very productive post-doc in my laboratory at Copenhagen University. With his background in neuroanatomy and histology, Brent was able to add experimental neurophysiology skills to his training. While in my lab he ...see more

PhD Student
Aarhus University
2004 – 2008 · 4 yrs

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Education

Education



University of Pennsylvania
Post-Baccalaureate
2000 – 2004



Aarhus University
Ph.D., Neuro-Stereology
2004 – 2008



Westminster College (PA)
B.A.
1996 – 2000

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Endorsed by **Albert Gjedde and 2 others** who are highly skilled at this

 Endorsed by **7 of Brent M.'s colleagues at Novo Nordisk**

Pharmacology · 41

 Endorsed by **Fang Zhang and 1 other** who is highly skilled at this

 Endorsed by **18 of Brent M.'s colleagues at Novo Nordisk**

Histology · 41

 Endorsed by **5 of Brent M.'s colleagues at Foundation Medicine**

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Recommendations

Received (4)   Given (4)



James Ooi
Senior Investigator, Preclinical Safety/Translational Medicine at CNIBR, Novartis
May 22, 2018, James reported directly to Brent M.

I am here to attest to the strong, efficient and effective leadership of Dr. Brent Witgen. I was a Principal Scientist/Histopathologist at Novo Nordisk, Beijing China from 2014 to 2017, when Brent was the head of the department that he single-handedly built. As the head of our department, Brent's ability to grasp the bi... See more



Adam Hargreaves
Consultant Preclinical Pathologist and Managing Director/Chief Scientific Officer at PathCelerate Ltd.
May 7, 2018, Adam worked with Brent M. but at different companies

I have worked with Brent for a number of years during his tenure at Novo Nordisk. He is an extremely accomplished scientist and manager, and has exceptional loyalty, diligence and integrity. Brent's experience within the pharmaceutical industry is extensive; he has undertaken many roles, in very varied specialiti... See more